02019723

AB

Uf 3-12-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28569

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2002
WASH. D.C.
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Timber Hill LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Pickwick Plaza
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Brody (203) - 618-5806
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21

AFFIRMATION

I, Paul Brody, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Timber Hill LLC for the year ended December 31, 2001 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature	02/27/02 Date

Treasurer
Title

Notary Public

DOUGLAS A. MADONIA
Notary Public, State of Connecticut

My Commission Expires June 30, 2003

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Managing Member and Members of
Timber Hill LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Timber Hill LLC (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Timber Hill LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules included on pages 10, 11 and 12 are presented for purposes of additional analysis and are not a required part of the basic financial statement, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte & Touche LLP

February 25, 2002

TIMBER HILL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH		$ 1,167,141
CASH AND SECURITIES - Segregated under federal and other regulations		6,206,628
SECURED DEMAND NOTE RECEIVABLE COLLATERALIZED BY MARKETABLE SECURITIES		5,200,000
U.S. TREASURY BILLS - Pledged with clearing organizations		47,816,836
RECEIVABLES FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS		54,082,040
SECURITIES BORROWED		1,356,571,529
SECURITIES OWNED, AT MARKET (Note 2):		
Securities owned	$ 1,275,930,722	
Securities owned - Pledged as collateral	1,163,035,928	
Total		2,438,966,650
OTHER ASSETS		90,173,299
TOTAL ASSETS		$4,000,184,123

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Securities sold but not yet purchased, at market (note 2)	$2,076,103,902
Securities sold under agreements to repurchase	1,995,000
Securities loaned	1,160,303,041
Payables to brokers, dealers and clearing organizations	9,723,088
Short-term bank loans (note 3)	39,500,000
Accounts payable, accrued expenses and other liabilities	29,724,794
Total	3,317,349,825
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 5)	20,200,000
MEMBERS' CAPITAL	662,634,298
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$4,000,184,123

See notes to Statement of Financial Condition.

TIMBER HILL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Timber Hill LLC (the "Company") is a broker-dealer and a member of various securities and commodities exchanges. The Company is also a member of the National Futures Association and a registered futures commission merchant. All security and commodity transactions are cleared either by the Company or through other clearing brokers and organizations. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company executes orders and carries positions in commodity futures and options on a limited scale and on an omnibus basis for an affiliated futures commission merchant.

The Company is 99.99% owned by Interactive Brokers Group LLC ("IBGLLC"). Effective February 15, 2001, The Timber Hill Group LLC changed its name to Interactive Brokers Group LLC. In addition to the Company, IBGLLC is comprised of the following companies: Interactive Brokers LLC ("IBLLC"), Timber Hill Deutschland GmbH i.L. ("THD"), Timber Hill Europe AG ("THE"), Timber Hill Hong Kong Limited ("THHK"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC") and Interactive Brokers Canada ("IBC"). THE is the parent company of Timber Hill (U.K.) Limited ("THUK").

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing industry practices.

Stocks, corporate bonds, futures and options transactions are reflected in the Statement of Financial Condition on a trade date basis and are valued at market.

U.S. Treasury bills are carried at amortized cost, which approximates market value. In the normal course of business such securities are pledged with the Company's clearing organizations, as disclosed in Note 6.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the counterparty. With respect to securities loaned, the Company receives collateral in the form of cash or other securities in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Securities purchased under agreement to resell and securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral, with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value

of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned when appropriate, as required through contractual provisions.

The Company has a defined contribution plan covering substantially all employees who have met service requirements.

Equipment and facilities are included in other assets and primarily consist of technology hardware, software and leasehold improvements. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease.

In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133.* SFAS No. 138 amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which establishes standards for accounting and reporting of derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Company adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. The adoption of SFAS No.133 and SFAS No. 138 did not have a significant impact on the financial position of the Company.

In September 2000, the FASB issued SFAS No.140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement of SFAS No. 125.* The Company adopted SFAS No. 140 in the fourth quarter of 2000 for recognition and reclassification of collateral and for disclosures relating to collateral, and in the second quarter of 2001 for transfers of financial assets and extinguishments of liabilities. The adoption of this statement did not have a material impact on the Company's Statement of Financial Condition.

On the Statement of Financial Condition for the period ended December 31, 2001, all firm owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are classified as securities pledged as collateral as required by SFAS No. 140. At December 31, 2001, collateral received from counterparties amounted to $1,314,116,941, which the Company has the right to repledge or resell of which none were repledged.

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2001, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include estimated useful lives of equipment, estimated fair value of financial instruments and estimated contingency reserves.

The Company is a limited liability company, which qualifies as a partnership for Federal income tax purposes. As such, the Company files a partnership income tax return for Federal, states and localities. Each Company member is individually responsible for reporting income or loss to the extent required by Federal income tax regulations, based upon their respective share of the Company's income and expenses. Accordingly, the accompanying Statement of Financial Condition includes no provision for Federal income taxes but includes a provision for local income taxes.

2. SECURITIES OWNED AND SOLD BUT NOT YET PURCHASED

Securities owned and sold but not yet purchased consist of the following:

	Owned	Sold But Not Yet Purchased
Stocks	$1,254,202,938	$ 1,150,447,810
Options	1,182,155,765	925,508,537
Bonds	2,020,399	-
Warrants	510,000	-
Currency	77,548	147,555
	$2,438,966,650	$ 2,076,103,902

The market value of securities owned by the Company that have been loaned or pledged to counterparties as collateral under agreements whereby each counterparty had the right to sell or repledge the collateral at December 31, 2001, was approximately $1,163,035,928, of which $122,873,118 was with an affiliate.

3. SHORT-TERM BANK LOANS

Short-term bank loans bear interest at fluctuating rates based on the Federal Funds rate. At December 31, 2001, there were loans outstanding at various rates between 2% and 2.15% in the total amount of $39,500,000, which includes a loan of $29,500,000 collateralized by $48,168,413 in equity securities and an unsecured loan of $10,000,000. They represent overnight loans which were repaid on January 2, 2002.

4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND FAIR VALUE DISCLOSURES

Off-Balance-Sheet Risk - The Company derives its revenues from buying and selling a variety of financial instruments. Certain of these instruments, including equity options and futures products, give rise to off-balance-sheet risk. Risk arises from changes in the value of these contracts (market risk) and also from the potential inability of counterparties to perform under the terms of the contracts (credit risk). The Company relies upon its proprietary computer system to assure that the market risk inherent in its portfolio at any moment is minimized. Credit risk is limited in that substantially all of the contracts are settled directly with securities and commodities clearing houses.

The Company enters into securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities deposited by the Company with a market value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

The outstanding equity options and futures contracts purchased and sold, valued at the market prices of their respective underlying instruments at December 31, 2001, are as follows:

	Purchased	Sold
Equity options and futures	$19,674,039,864	$20,785,844,583

The contract amounts of these instruments reflect the Company's extent of involvement in a particular class of financial instruments; however, they do not represent the Company's risk of loss due to counterparty nonperformance. Such credit risks are limited to amounts reflected in the Company's Statement of Financial Condition.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified securities at the contracted price, and thereby, may create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's Statement of Financial Condition.

Fair Value - Due to the nature of its operations, substantially all of the Company's financial instrument assets comprise: securities owned, securities purchased under agreements to resell, securities borrowed and receivables from brokers, dealers and clearing organizations, which are carried at market value based on quoted market prices or assets which are short-term in nature and are reflected at amounts approximating fair value. Similarly, all of the Company's financial instrument liabilities arise from securities sold, securities sold under agreements to repurchase, securities loaned and liabilities which are short-term in nature and are reported at quoted market prices or at amounts approximating fair value. Fair value information by class of derivative financial instruments is included below under such caption.

Derivative Financial Instruments - The Company buys and sells derivative financial instruments for trading purposes solely for its own account. The fair value of derivative financial instruments held at December 31, 2001, and the average fair value of the instruments for the fiscal year ended December 31, 2001 are as follows:

	Fair Value			
	Assets		Liabilities	
	Year-End	Average	Year-End	Average
Derivatives used for Trading purposes:				
Options	$1,182,155,765	$923,438,138	$925,508,537	$802,965,413
Futures contracts	2,226,933	2,368,274	746,499	926,994

5. SUBORDINATED LIABILITIES

The Company has an unsecured revolving senior subordinated loan facility of $15,000,000, which expires on May 31, 2002. Borrowings under the agreement bear interest at a rate of prime plus 2.4%.

The Company also has a secured demand note collateral agreement for $5,200,000, which matures on December 31, 2003. The note bears interest at a rate of 5%. This agreement is collateralized by fixed income securities having a market value of $6,005,717.

The agreements covering the subordinated loan and secured demand note have been approved by the American Stock Exchange and the Chicago Mercantile Exchange and are thus available in computing the Company's net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (Note 10). To the extent that such loans are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. COMMITMENTS AND CONTINGENT LIABILITIES

Litigation - As of December 31, 2001, the Company has been named as party to certain actions. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management that the resolution of these actions will not have a material adverse effect on the financial condition of the Company.

Leases - The Company has noncancelable operating leases covering office space. One office lease is subject to escalation clauses based on specified costs incurred by the landlord and contains a renewal election. Future minimum rental commitments under office leases are as follows:

Year	Office Rent
2002	$ 3,166,809
2003	3,115,419
2004	3,167,161
2005	3,218,903
2006	1,831,743
	$ 14,500,035

Other Commitments - The Company has other collateralized letters of credit of $938,000, which expire on January 16, 2002, which were renewed on such date. These letters of credit are collateralized by equity securities of $1,323,226.

U.S. Treasury bills generally are used to satisfy the Company's daily margin and clearing fund requirements with its clearing organizations.

7. RELATED PARTY TRANSACTIONS

THE is a corporation registered to do business in Switzerland as a securities dealer. On January 1, 1996, the Company entered into an agreement with THE whereby the Company provides THE with the non-exclusive use of its proprietary trading system. The Company has also entered into an agreement with THE where the Company provides administrative and operational services on behalf of THE. At December 31, 2001, the Company had a loan receivable of $25,000,000 under a revolving loan agreement and an additional loan receivable of $11,000,000 with THE, which is included in other assets. At December 31, 2001, the Company has advances receivable of $517,452, an administrative fee receivable of $361,347, interest receivable of $448,897 and a service fee receivable of $600,000 from THE, which are included in other assets. At December 31, 2001, the Company has interest payable of $417,650 and an advance from THE of $1,029,880 included in accounts payable, accrued expenses and other liabilities. The Company has also entered into an agreement with THE where the Company lends securities to THE in exchange for cash. At December 31, 2001, the Company has a stock loan balance of $58,915,245 with THE. At December 31, 2001, the Company has a dividend receivable of $712,098 from THE, included in other assets.

IBLLC is a U.S. broker-dealer, which executes security and commodity transactions for customers and clears certain transactions through other clearing brokers. The Company has entered into an agreement with IBLLC whereby the Company provides administrative and operational services for IBLLC. At December 31, 2001, the Company has advances receivable of $942,295 and an administrative fee receivable of $419,491 from IBLLC included in other assets. The Company has also entered into an agreement with IBLLC to execute security transactions for the Company and at December 31, 2001, has fees payable of $3,791,758 related to such activity included in accounts payable, accrued expenses and other liabilities. At December 31, 2001, the Company has a brokerage receivable of $3,512,701 from IBLLC included in other assets and an advance from IBLLC of $185,718 included in accounts payable, accrued expenses and other liabilities. At December 31, 2001, the Company has a stock loan balance of $75,356,119 with IBLLC. The Company has interest payable of $131,918 at December 31, 2001. The Company has also entered into a secured loan agreement with IBLLC. At December 31, 2001, the Company has a secured loan receivable of $500,000, collaterized by $574,260 in equities securities.

The Company has entered into an agreement with THC whereby the Company provides administrative and operational services for THC. At December 31, 2001, $148,513 related to such services and reimbursement of other expenses is owed to the Company by THC. The Company has also entered into an agreement with THC where the Company receives securities in exchange for cash. At December 31, 2001, the Company received $1,139,950 in securities. In addition, the Company at December 31, 2001, has advances of $28,785 related to THC, which is included in accounts payable, accrued expenses and other liabilities. At December 31, 2001, other assets also included advances of $50,937 from THC.

The Company has entered into agreements with foreign affiliated companies THHK, THSHK, THUK, THA, and IBGLLC whereby the Company provides administrative and operational services on behalf of those companies. At December 31, 2001, $37,846, $135,410, $38,996, $225,654, and $760,544 related to such services and reimbursement of other expenses is owed to the Company by THSHK, THHK, THUK, THA, and IBGLLC, respectively. These amounts are included in other assets. Additional amounts included in other assets are loans receivable of $27,051,200 and interest receivable of $185,133 from IBGLLC. At December 31, 2001, other assets also included advances of $95,856, $118,352, $59,651, $79,819, and $4,446,779 from THSHK, THHK, THUK, THA, and IBGLLC respectively.

The Company has entered into an agreement with IBGLLC whereby IBGLLC provides computer software development services on behalf of the Company. At December 31, 2001, the Company has a payable of $2,263,649 to IBGLLC, which is included in accounts payable, accrued expenses and other liabilities. At December 31, 2001, the Company has advances of $1,624,714 related to IBGLLC, which is included in accounts payable, accrued expenses and other liabilities.

8. SEGREGATION OF FUNDS

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities. At December 31, 2001, segregated funds exceeded such requirements by $36,406. At December 31, 2001, cash in the amount of $465,943 and U.S. Treasury bills, with a market value of $5,740,685, were segregated.

9. INCOME TAXES

In a prior year, the Company was informed that a local jurisdiction intended to assess it for additional taxes. The Company is vigorously contesting this assessment and has reserved $4,280,000 for this potential litigation. Although no final determination has been made, management believes that the

resolution will not result in any material adverse effect on the Company's Statement of Financial Condition.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17) which require that the Company maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, as defined (The Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits). At December 31, 2001, the Company had net capital of $259,437,222, which was $259,187,222 in excess of required net capital.

TIMBER HILL LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001

NET CAPITAL:	
Total members' capital	$662,634,298
Liabilities subordinated to claims of general creditors	20,200,000
Members' capital and allowable subordinated borrowings	682,834,298
Deductions and/or charges - Other assets	81,034,408
Net capital before haircuts on security positions	601,799,890
Haircuts on securities positions - Trading and investment securities	342,362,668
NET CAPITAL	$259,437,222
MINIMUM DOLLAR NET CAPITAL REQUIRED	$ 250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENTS	$259,187,222

Note: There are no material differences between the computation of net capital presented above and that reported by the Company in its unaudited FOCUS Report as of December 31, 2001.

TIMBER HILL LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4D(2) UNDER THE COMMODITY EXCHANGE ACT DECEMBER 31, 2001

SEGREGATION REQUIREMENT:	
Net ledger balance - cash	$ 385,151
Net ledger balance - securities	5,740,685
Exchange traded options - market value of open option contracts purchased on a contract market	23,460
Exchange traded options - market value of open option contracts granted (sold) on a contract market	(24,490)
Net equity	6,124,806
Accounts liquidating to a deficit and accounts with debit balances - gross amount	590
Amount required to be segregated	6,125,396
FUNDS IN SEGREGATION ACCOUNTS:	
Deposited in segregated funds bank accounts - cash	465,943
Net settlement from (to) clearing organizations of contract markets	(44,951)
Margin on deposit with clearing organizations of contract markets:	
U.S. Treasury bills - at market value	5,740,685
Exchange traded options - value of open long option contracts	23,460
Exchange traded options - value of open short option contracts	(24,490)
Net equities with other FCM's - net liquidating equity	1,155
Total amount in segregation	6,161,802
EXCESS FUNDS IN SEGREGATION	$ 36,406

Note: There are no material reconciling items between the amounts presented above and the amounts reported by the Company in its unaudited FOCUS Report as of December 31, 2001.

TIMBER HILL LLC

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT DECEMBER 31, 2001

As the Company does not carry customer accounts for trading on Foreign Commodity Exchanges, it neither computes nor segregates funds pursuant to Regulation 30.7 under the Commodity Exchange Act.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 25, 2002

Timber Hill LLC
Two Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Timber Hill LLC (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) for determining compliance with the exemptive provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 and Regulation 30.7 under the Commodity Exchange Act and (4) in making the daily computations of the segregation requirements of Section 4d(2). We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the American Stock Exchange, Inc., the Chicago Mercantile Exchange, the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

TIMBER HILL LLC
(SEC I.D. No. 8-28569)

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2001 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
and Regulation 1.10(g)
under the Commodity Exchange Act
as a PUBLIC DOCUMENT.